================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              ____________________


                                   FORM 11-K
                                 ANNUAL REPORT

                              ____________________


                        Pursuant to Section 15(d) of the

                        Securities Exchange Act of 1934


                              ____________________


                  For the Fiscal Year Ended December 31, 1998


                             _____________________


        JONES INTERCABLE, INC. ET AL DEFINED CONTRIBUTION TRANSFER PLAN

                          Commission File No. 33-52813

                             ______________________


        Jones Intercable, Inc. et al Defined Contribution Transfer Plan
                            9697 East Mineral Avenue
                              Englewood, CO  80112
                                 (303) 705-3420
   (Name of issuer of securities held pursuant to the plan and address of its principal executive office)

================================================================================

            JONES INTERCABLE, INC. ET AL
            DEFINED CONTRIBUTION TRANSFER PLAN

            FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
            AS OF DECEMBER 31, 1998 AND 1997
            TOGETHER WITH REPORT OF INDEPENDENT
              PUBLIC ACCOUNTANTS

                          JONES INTERCABLE, INC. ET AL
                          ----------------------------

                       DEFINED CONTRIBUTION TRANSFER PLAN
                       ----------------------------------


                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                -----------------------------------------------

                           DECEMBER 31, 1998 AND 1997
                           --------------------------


                               TABLE OF CONTENTS
                               -----------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                        1


FINANCIAL STATEMENTS:

  Statement of Net Assets Available for Benefits with Fund
     Information as of December 31, 1998                                                        2

  Statement of Net Assets Available for Benefits with Fund
     Information as of December 31, 1997                                                        3

  Statement of Changes in Net Assets Available for Benefits with Fund
     Information for the Year Ended December 31, 1998                                           4

NOTES TO FINANCIAL STATEMENTS                                                                   5-9


SUPPLEMENTAL SCHEDULES:

  Schedule I:      Item 27(a) Schedule of Assets Held for Investment Purposes as of
                   December 31, 1998                                                            10

  Schedule II:     Item 27(b) Schedule of Loans or Fixed Income Obligations in Default
                   as of December 31, 1998                                                      11

  Schedule III:    Item 27(d) Schedule of Reportable Transactions for the Year Ended
                   December 31, 1998                                                            12

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                       13

SIGNATURE PAGE                                                                                  14

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the
 JONES INTERCABLE, INC. et al DEFINED
   CONTRIBUTION TRANSFER PLAN:

We have audited the accompanying statements of net assets available for benefits of the JONES INTERCABLE, INC. et al DEFINED CONTRIBUTION TRANSFER PLAN (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998.
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1998 (Schedule I), Schedule of Loans or Fixed Income Obligations in Default as of December 31, 1998 (Schedule II) and Schedule of Reportable Transactions for the year ended December 31, 1998 (Schedule III) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Denver, Colorado,
 May 28, 1999.

                         JONES INTERCABLE, INC. ET AL
                         ----------------------------
                      DEFINED CONTRIBUTION TRANSFER PLAN
                      ----------------------------------

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                ----------------------------------------------
                             WITH FUND INFORMATION
                            ----------------------
                            AS OF DECEMBER 31, 1998
                           ------------------------

                                                            CIGNA
                                               CIGNA        Stock    JIC Class A     Fidelity
                                             Guaranteed    Market      Common         Growth        Founders
                                             Long Term      Index       Stock      Opportunities    Balanced
                                              Account      Account     Account        Account       Account
                                              -------      -------     -------        -------       -------
ASSETS:
    Investments-
       Pooled separate accounts               $   -        $69,408      $   -        $359,637       $10,515
       Unallocated insurance contracts         184,317      -               -            -             -
       Participant loans                          -         -               -            -             -
                                              --------     -------      ---------    --------       -------
NET ASSETS AVAILABLE FOR BENEFITS             $184,317     $69,408      $   -        $359,637       $10,515
                                              ========     =======      =========    ========       =======


                                           Fidelity    INVESCO      Janus
                                          Contrafund   Dynamics   Worldwide    Participant
                                            Account    Account     Account        Loans       Total
                                            -------    -------     -------        -----       -----
ASSETS:
    Investments-
       Pooled separate accounts             $35,530    $6,866     $12,716        $  -        $494,672
       Unallocated insurance contracts         -         -           -              -         184,317
       Participant loans                       -         -           -            24,838       24,838
                                            -------    ------     -------        -------     --------
NET ASSETS AVAILABLE FOR BENEFITS           $35,530    $6,866     $12,716        $24,838     $703,827
                                            =======    ======     =======        =======     ========

  The accompanying notes to financial statements are an integral part of this statement.

                         JONES INTERCABLE, INC. ET AL
                         ----------------------------
                      DEFINED CONTRIBUTION TRANSFER PLAN
                      -----------------------------------

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                ----------------------------------------------
                             WITH FUND INFORMATION
                             ---------------------
                            AS OF DECEMBER 31, 1997
                           ------------------------

                                                                                                            Warburg
                                                          CIGNA                                              Pincus
                                              CIGNA       Stock      CIGNA   JIC Class A     Fidelity      Growth and
                                            Guaranteed    Market   Balanced     Common        Growth         Income
                                            Long Term     Index      Fund       Stock      Opportunities      Fund
                                             Account     Account    Account     Account       Account        Account
                                             -------     -------    -------     -------       -------        -------
ASSETS:
    Investments-
       Pooled separate accounts              $   -       $32,121    $5,880       $ -         $285,573        $19,152
       Unallocated insurance contracts        235,829       -         -            -             -              -
       JIC Class A Common Stock                  -          -         -           387            -              -
       Participant loans                         -          -         -            -             -              -
                                             --------    -------    ------       ----        --------        -------
NET ASSETS AVAILABLE FOR BENEFITS            $235,829    $32,121    $5,880       $387        $285,573        $19,152
                                             ========    =======    ======       ====        ========        =======

                                              Founders   Fidelity     INVESCO      Janus
                                              Balanced  Contrafund    Dynamics   Worldwide  Participant
                                               Account    Account     Account     Account      Loans       Total
                                               -------    -------     -------     -------      -----       -----
ASSETS:
    Investments-
       Pooled separate accounts                $1,815     $2,688      $  -         $  5       $  -        $347,234
       Unallocated insurance contracts           -          -            -            -          -         235,829
       JIC Class A Common Stock                  -          -            -            -          -             387
       Participant loans                         -          -            -            -        30,720       30,720
                                               ------     ------      ------       ----       -------     --------
NET ASSETS AVAILABLE FOR BENEFITS              $1,815     $2,688      $  -         $  5       $30,720     $614,170
                                               ======     ======      ======       =====      =======     ========

  The accompanying notes to financial statements are an integral part of this statement.

                         JONES INTERCABLE, INC. ET AL
                         ----------------------------
                      DEFINED CONTRIBUTION TRANSFER PLAN
                      ----------------------------------

                             STATEMENT OF CHANGES
                             --------------------
                           IN NET ASSETS AVAILABLE
                           -----------------------
                                 FOR BENEFITS
                                 ------------
                             WITH FUND INFORMATION
                            ----------------------
                              FOR THE YEAR ENDED
                              ------------------
                               DECEMBER 31, 1998
                              ------------------

                                                                                 CIGNA
                                                                   CIGNA         Stock       CIGNA   JIC Class A
                                                                 Guaranteed      Market    Balanced     Common
                                                                 Long Term       Index       Fund       Stock
                                                                  Account       Account     Account    Account
                                                                 ----------     -------    --------  -----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Contributions-
       Loan repayment                                            $    5,028     $  3,123     $   460     $  -
                                                                 ----------     --------     -------     ------
              Total contributions                                     5,028        3,123         460        -
                                                                 ----------     --------     -------     ------
    Investment income-
       Interest and dividends                                        12,481          203          50        -
       Net appreciation in fair value of investments                  -           13,198         921        260
                                                                 ----------     --------     -------     ------
          Total investment income                                    12,481       13,401         971        260
                                                                 ----------     --------     -------     ------
              Total additions                                        17,509       16,524       1,431        260
                                                                 ----------     --------     -------     ------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Distributions and withdrawals                                   (14,501)        (142)       (737)       -
    Loan issues                                                      (7,000)        -           -           -
                                                                 ----------     --------     -------     ------
              Total deductions                                      (21,501)        (142)       (737)       -
                                                                 ----------     --------     -------     ------
NET TRANSFERS BETWEEN FUNDS                                         (47,520)      20,905      (6,574)      (647)
                                                                 ----------     --------     -------     ------
    Increase (decrease) in net assets available for benefits        (51,512)      37,287      (5,880)      (387)

NET ASSETS AVAILABLE FOR BENEFITS,
    December 31, 1997                                               235,829       32,121       5,880        387
                                                                 ----------     --------     -------     ------
NET ASSETS AVAILABLE FOR BENEFITS,
    December 31, 1998                                            $  184,317     $ 69,408     $  -        $  -
                                                                 ==========     ========     =======     ======
                                                                                   Warburg
                                                                                    Pincus
                                                                     Fidelity     Growth and
                                                                      Growth        Income       Founders      Fidelity
                                                                   Opportunities     Fund        Balanced     Contrafund
                                                                      Account       Account      Account        Account
                                                                   -------------    -------      --------     ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Contributions-
       Loan repayment                                              $    2,305      $  1,751       $    39      $   139
                                                                   ----------      --------       -------      -------
              Total contributions                                       2,305         1,751            39          139
                                                                   ----------      --------       -------      -------
    Investment income-
       Interest                                                           185           198             2            6
       Net appreciation in fair value of investments                   69,334         1,710           351        4,709
                                                                   ----------      --------       -------      -------
          Total investment income                                      69,519         1,908           353        4,715
                                                                   ----------      --------       -------      -------
              Total additions                                          71,824         3,659           392        4,854
                                                                   ----------      --------       -------      -------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Distributions and withdrawals                                      (1,423)        -               (20)         (58)
    Loan issues                                                          -            -              -            -
                                                                   ----------      --------       -------      -------
              Total deductions                                         (1,423)        -               (20)         (58)
                                                                   ----------      --------       -------      -------
NET TRANSFERS BETWEEN FUNDS                                             3,663       (22,811)        8,328       28,046
                                                                   ----------      --------       -------      -------
    Increase (decrease) in net assets available for benefits           74,064       (19,152)        8,700       32,842

NET ASSETS AVAILABLE FOR BENEFITS,
    December 31, 1997                                                 285,573        19,152         1,815        2,688
                                                                   ----------      --------       -------      -------
NET ASSETS AVAILABLE FOR BENEFITS,
    December 31, 1998
                                                                   $  359,637      $   -          $10,515      $35,530
                                                                   ==========      ========       =======      =======
                                                                  INVESCO       Janus
                                                                  Dynamics    Worldwide   Participant
                                                                  Account      Account       Loans        Total
                                                                  --------    ---------   -----------     -----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Contributions-
       Loan repayment                                               $   37      $  -      $ (12,882)     $   -
                                                                    ------      -------   ---------      --------
              Total contributions                                       37         -        (12,882)         -
                                                                    ------      -------   ---------      --------
    Investment income-
       Interest                                                       -            -           -           13,125
       Net appreciation in fair value of investments                 1,568        1,398        -           93,449
                                                                    ------      -------   ---------      --------
          Total investment income                                    1,568        1,398        -          106,574
                                                                    ------      -------   ---------      --------
              Total additions                                        1,605        1,398     (12,882)      106,574
                                                                    ------      -------   ---------      --------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Distributions and withdrawals                                      (36)        -           -          (16,917)
    Loan issues                                                       -            -          7,000          -
                                                                    ------      -------   ---------      --------
              Total deductions                                         (36)        -          7,000       (16,917)
                                                                    ------      -------   ---------      --------
NET TRANSFERS BETWEEN FUNDS                                          5,297       11,313        -             -
                                                                    ------      -------   ---------      --------
    Increase (decrease) in net assets available for benefits         6,866       12,711      (5,882)       89,657

NET ASSETS AVAILABLE FOR BENEFITS,
    December 31, 1997                                                 -               5      30,720       614,170
                                                                    ------      -------   ---------      --------
NET ASSETS AVAILABLE FOR BENEFITS,
    December 31, 1998                                               $6,866      $12,716   $  24,838      $703,827
                                                                    ======      =======   =========      ========

  The accompanying notes to financial statements are an integral part of this statement.

                          JONES INTERCABLE, INC. ET AL
                          ----------------------------

                       DEFINED CONTRIBUTION TRANSFER PLAN
                       ----------------------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                           DECEMBER 31, 1998 AND 1997
                           --------------------------


(1)  DESCRIPTION OF THE PLAN
     -----------------------

The following description of the Jones Intercable, Inc. et al Defined Contribution Transfer Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

On January 1, 1996, Jones Intercable, Inc. ("JIC") established the Plan. The Plan trustee is CG Trust Company, a wholly owned subsidiary of Connecticut General Life Insurance Company ("Connecticut General"). The Plan is open to eligible employees of JIC and its subsidiaries, as well as to eligible employees of an affiliate of JIC, Jones International, Ltd., and its subsidiaries (collectively referred to as the "Employer").

The Plan was established solely for the purpose of receiving transfers of benefits from qualified retirement plans maintained by previous employers of certain acquired employees of JIC and its affiliates, and administrating and distributing those benefits to those employees who become participants in the Plan and their beneficiaries. The Plan is a frozen plan as to which no contributions or transfers shall be made except for original transfers into the Plan upon acquisition of certain employees. An employee becomes a participant in the Plan as of the date the Trustee receives and accepts a transfer of benefits to the Plan from another plan.

All transfers and earnings on investments are recorded in separate accounts maintained for each participant. Each participant has the right to direct the investment by Connecticut General of all amounts allocated to the separate accounts of the participant under the Plan to the following investment accounts:
CIGNA Guaranteed Long Term Account, CIGNA Stock Market Index Account, JIC Class A Common Stock Account, Fidelity Growth Opportunities Account, Founders Balanced Account, Fidelity Contrafund Account, INVESCO Dynamics Account and Janus Worldwide Account. During 1998, CIGNA Balanced Fund Account and Warburg Pincus Growth and Income Fund Account were eliminated as investment options. Balances in a participant's account may be transferred between the various accounts up to four times during a calendar year.

Participants are immediately 100% vested in their transfers. The entire participant account balance becomes payable upon termination, death, retirement or disability and can be received in a lump sum or installments, within certain limitations. Participants who have attained age 59 1/2 may withdraw all or a portion of their account balance. In addition, hardship withdrawals are available under certain circumstances.

In accordance with the Plan, participants are entitled to borrow funds from their accounts under certain circumstances allowed by the Internal Revenue Service ("IRS"). The loans are limited to the lesser of $50,000 or 1/2 of the amount in a participant's account. The loans bear interest at prime rate plus 1/2%, and the term is not to exceed five years, unless the loan is used to acquire, construct, reconstruct or substantially rehabilitate a dwelling which is used as the principal residence of the participant, in which case the maximum term is ten years. Each loan shall be collateralized by the assignment of the borrower's collateral promissory note for the amount of the loan. In the event that a distribution is due to the participant borrower, the unpaid loan balance together with any interest due thereon, shall become due and payable and the Plan Administrator shall first satisfy any and all due indebtedness from the participant's account before making payment to the participant or the participant's beneficiary, if applicable. Loans in the amount of $7,000 were issued during the year ended December 31, 1998. The total unpaid loan balance outstanding was approximately $25,000 and $31,000 at December 31, 1998 and 1997, respectively.

On April 7, 1999, Comcast Corporation ("Comcast") completed the acquisition of a controlling interest in JIC. As a result of this transaction, JIC is now a publicly-traded subsidiary of Comcast Cable Communications, Inc., a wholly owned subsidiary of Comcast. Effective October 1, 1999, the Plan will be merged with and into the Comcast Corporation Retirement-Investment Plan.

(2)  SUMMARY OF ACCOUNTING POLICIES
     ------------------------------

     Basis of Accounting
     -------------------

The accompanying financial statements of the Plan are prepared using the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

     Valuation of Investment Contracts
     ---------------------------------

Investments in the CIGNA Guaranteed Long Term Account are fully benefit-responsive and are carried at contract value. Contract value represents contributions made, plus interest at the contract rate and transfers, less distributions. Under the terms of the investment contracts, the crediting interest rate is determined semi-annually based on the insurance company's applicable rate schedule. The average yield of the investment contracts for the year ended December 31, 1998 was 6.25%. The average crediting interest rate for the investment contracts held as of December 31, 1998 and 1997 was 5.85% and 6.35%, respectively. The fair value of the investment contracts held as of December 31, 1998 and 1997 approximates contract value.

     Investments and Income Recognition
     ----------------------------------

Investments are carried at fair value, with the exception of the CIGNA Guaranteed Long Term Account (see above). Net appreciation/depreciation in the fair value of investments is determined as the difference between market value at the beginning of the year (or date purchased during the year) and selling price or year end market value. Cost is determined based on the original cost to acquire the asset.

     Expenses
     --------

All costs incurred in the administration of the Plan are paid by the Employer. All costs associated with the purchase of JIC Class A Common Stock (i.e., broker costs) are paid by the participants affecting the purchase.

     Benefits
     --------

Benefits are recorded when paid.

(3)  INVESTMENT FUNDS
     ----------------

Participants' accounts can be invested in the following investment portfolio accounts maintained by Connecticut General. The Plan's committee adopted a written investment policy, and the following funds have been selected in accordance with that policy.

     CIGNA Guaranteed Long Term Account
     ----------------------------------

The assets in this account are primarily invested in bonds, mortgages and real estate with fixed rates of return. Guaranteed rates of return are fixed periodically for this account.

     CIGNA Stock Market Index Account
     --------------------------------

This account, a common stock fund, is a pooled account investing primarily in S&P 500 common stocks and futures. The investment or reinvestment of such assets is made by Connecticut General to conform the composition of the account to the composition of the S&P 500 index.

     JIC Class A Common Stock Account
     --------------------------------

This account allows participants to invest in shares of JIC Class A Common Stock, which is publicly-traded on the NASDAQ exchange under the symbol JOINA.

     Fidelity Growth Opportunities Account
     -------------------------------------

This account is a Connecticut General separate account that invests wholly in the Fidelity Growth Opportunities Fund. This fund seeks to provide capital growth by investing primarily in common stocks and securities convertible into common stock.

   Founders Balanced Account
   -------------------------

This account is a Connecticut General separate account which invests wholly in the Founders Balanced Fund. This fund seeks current income and capital appreciation by investing in individual securities that have the potential to provide superior results over time.

   Fidelity Contrafund Account
   ---------------------------

This Fidelity account is a Connecticut General separate account which invests wholly in the Fidelity Contrafund. This fund seeks capital appreciation by focusing on companies that are currently out of public favor.

   INVESCO Dynamics Account
   ------------------------

This account is a Connecticut General separate account which invests wholly in the INVESCO Dynamics Fund. This fund seeks capital appreciation through an aggressive investment approach. The fund invests in a multitude of companies in various industries, thus seeking to achieve better-than-average capital growth.

   Janus Worldwide Account
   -----------------------

This account is a Connecticut General separate account which invests wholly in the Janus Worldwide Fund. This fund seeks long-term growth of capital in a manner consistent with the preservation of capital by investing in foreign as well as domestic securities.

As of December 31, 1998, there were 71; 12; 0; 9; 6; 5; 1 and 5 participants in the CIGNA Guaranteed Long Term Account, CIGNA Stock Market Index Account, JIC Class A Common Stock Account, Fidelity Growth Opportunities Account, Founders Balanced Fund Account, Fidelity Contrafund Account, INVESCO Dynamics Account, and Janus Worldwide Account, respectively. The total of the eight accounts sums to a number which is greater than the number of participants in the Plan as participants may invest in more than one account.

Investments that represent 5% or more of the Plan's assets as of December 31, 1998 and 1997 are separately identified in the statements of net assets available for benefits with fund information.

(4)  FEDERAL INCOME TAXES
     --------------------

The Plan has received a determination letter from the IRS dated June 20, 1997 in which the IRS stated that the Plan was qualified and that the trust established under the Plan is tax exempt. The Plan sponsor is of the opinion that the Plan continues to comply in form and operation with the applicable requirements of the Internal Revenue Code.

(5)  RELATED PARTY TRANSACTIONS
     --------------------------

Certain Plan investments are units of pooled separate accounts and unallocated insurance contracts managed by Connecticut General. CG Trust Company is the trustee as defined by the Plan and, therefore, a party-in-interest to the Plan. Certain Plan investments were maintained in shares of JIC Class A Common Stock.

(6)  RISKS AND UNCERTAINTIES
     -----------------------

The Plan provides for various investments in pooled accounts, unallocated insurance contracts and JIC Class A Common Stock. Investments, in general, are subject to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, including JIC Class A Common Stock, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of changes in net assets available for benefits with fund information. Based upon advice received from the Plan Committee's investment advisor, Global Portfolio Strategies, the fund selection complies with the requirements of the Employee Retirement Income Security Act of 1974 Section 404(c).

                                                                      SCHEDULE I


                          JONES INTERCABLE, INC. ET AL
                          ----------------------------

                       DEFINED CONTRIBUTION TRANSFER PLAN
                       ----------------------------------


           Item 27(a) SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ----------------------------------------------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------


                                                        Description of Investment Including
  Identity of Issue, Borrower,                            Maturity Date, Rate of Interest,                           Current
   Lessor or Similar Party                                     Par, or Maturity Value                       Cost      Value
---------------------------------------------    -----------------------------------------------------    --------   --------
* Connecticut General Life Insurance Company:
                                                 CIGNA Guaranteed Long Term Account        2,793 units    $184,317   $184,317

                                                 CIGNA Stock Market Index Account          1,112 units      49,895     69,408

                                                 Fidelity Growth Opportunities Account     4,620 units     203,501    359,637

                                                 Founders Balanced Account                   704 units      10,143     10,515

                                                 Fidelity Contrafund Account                 446 units      30,847     35,530

                                                 INVESCO Dynamics Account                    318 units       5,407      6,866

                                                 Janus Worldwide Account                     237 units      11,366     12,716

Participant Loans (Interest rate ranges
 from 8.75% to 9.00%)                                                                                -      24,839     24,838
                                                                                                          --------   --------
TOTAL INVESTMENTS                                                                                         $520,315   $703,827
                                                                                                          ========   ========

*  Represents a party-in-interest to the Plan.

                                                                     SCHEDULE II




                          JONES INTERCABLE, INC. ET AL
                          ----------------------------

                       DEFINED CONTRIBUTION TRANSFER PLAN
                       ----------------------------------


      ITEM 27(b) SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT
      -------------------------------------------------------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------


                                                      Amount
                                      Original    Received During      Unpaid
       Identity and Addresses          Amount      Reporting Year     Balance at   Detailed Description        Amount Overdue
            Of Obligor                Of Loan   Principal  Interest   End of Year        Of Loan             Principal  Interest
----------------------------------   ---------  ---------  --------   -----------  --------------------      ---------  --------
  Social Security No. ###-##-####
 c/o Jones Intercable                 $1,907      $ -        $ -        $1,774       Originated 5/31/96        $1,671     $329
 9697 East Mineral Avenue                                                            Due 5/31/99
 Englewood, Co  80112                                                                Interest rate 8.75%
                                                                                     Collateral is account
                                                                                     balance

                                                                    SCHEDULE III



                          JONES INTERCABLE, INC. ET AL
                          ----------------------------

                       DEFINED CONTRIBUTION TRANSFER PLAN
                       ----------------------------------


             ITEM 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS (a) (b)
             ------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------

                                                                                                             Current
                                                                                       Expense               Value of
                                                                                      Incurred      Cost     Asset on
    Identity of                              Number of    Purchase  Selling  Lease      With         of     Transaction  Net
   Party Involved     Description of Asset  Transactions   Price     Price   Rental  Transaction    Asset      Date      Gain
-------------------   --------------------  ------------  --------  -------  ------  -----------  --------  -----------  ----
*Connecticut General    CIGNA Guaranteed
  Life Insurance           Long Term Account     25       $13,935    $ -       -          -        $13,935    $13,935    $ -
  Company                                        22          -       76,964    -          -         76,964     76,964      -

* Represents a party-in-interest to the Plan.

(a) Represents transactions or a series of transactions in excess of 5% of the fair value of Plan assets at the beginning of the Plan year.
(b) This schedule was prepared using the alternative way of reporting (iii) series of transactions under DOL Regulation 2520.103-6 (d) (2).

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         Jones Intercable, Inc. et al Defined Contribution Transfer Plan

                         /s/ Joseph J. Euteneuer
June 29, 1999            -----------------------------------
                         Joseph J. Euteneuer
                         Vice President (Authorized Officer)

                                     -14-